EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations	$171,083	$207,795	$160,063	$53,104	$53,742
Add:
Income tax expense (benefit)	19,055	(16,948)	(33,649)	6,083	15,735
Amortization of capitalized interest	2,004	1,876	2,408	2,501	2,531

	192,142	192,723	128,822	61,688	72,008

Adjustments to earnings for fixed charges:
Interest and other financial charges	48,905	46,961	46,718	48,738	62,383
Interest factor attributable to rentals	636	722	476	288	823
Capitalized interest	1,020	—	—	—	—

	50,561	47,683	47,194	49,026	63,206

Earnings as adjusted	$242,703	$240,406	$176,016	$110,714	$135,214

Fixed Charges:
Fixed charges above	$50,561	$47,683	$47,194	$49,026	$63,206

Ratio of earnings as adjusted to total fixed charges	4.80	5.04	3.73	2.26	2.14